FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of April 2004

TRANSGENE S.A.
(Translation of registrant’s name into English)

11, rue de Molsheim
67082 Strasbourg Cedex
France

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-                       ).

Enclosure:

Press release dated April 14th, 2004 announcing: Data Presented at the American Association of Cancer Research Annual Meeting Suggest Significant Opportunities for anti-cancer immunotherapy Ad-IL2 Product Candidate.

CONTACT:

Transgene	Cohn & Wolfe	Image 7
Patrick Squiban	Michael Long	Estelle Guillot-Tantay /
Laurence Heilbronn
VP Medical & Regulatory Affairs	+ 1 (212) 798 9775	+ 33 (0) 1 53 70 74 93
+ 33 (0) 3 88 27 91 73		+ 33 (0) 1 53 70 74 64

Transgene: Data Presented at the American Association of Cancer Research Annual
Meeting Suggest Significant Opportunities for anti-cancer immunotherapy
Ad-IL2 Product Candidate

Strasbourg, France, April 14, 2004 – Transgene (Nasdaq: TRGNY; Nouveau Marché: FR0005175080) reported today the progress and encouraging data from its immunotherapy research and development program of Ad-IL2 that were presented in poster sessions at the 95th annual meeting of the American Association of Cancer Research (March 27-31, 2004) in Orlando, FL. Transgene’s two posters presented data from the ongoing phase I/II clinical trial in patients with melanoma and other solid tumors as well as results from pre-clinical experiments in animal tumor models.

“We were pleased to present these data at the A.A.C.R. annual meeting,” stated Jean François Carmier, Chief Executive Officer of Transgene. “They indicate a promising potential for our Ad-IL2 cancer immunotherapy program. In addition to the initial results in the clinic of Ad-IL2, our pre-clinical data from the combination with conventional therapies open up numerous therapeutic opportunities for this product candidate. We are in the process of preparing a Phase II trial for the beginning of next year.”

Phase I/II clinical trial: results encourage expansion of the trial

The Ad-IL2 immunotherapy product candidate is being tested in patients with metastatic melanoma or with other advanced solid tumors accessible to intra-tumoral injection. To date a total of 26 patients, 17 suffering from melanoma and nine from other solid tumors, have received intra-tumoral administrations (2 to 19 injections) of Ad-IL2. All the patients included in the trial have progressive disease refractory to standard therapies. The trial started as a standard dose escalation phase I and was then expanded as a Phase I/II to test an intensified dosing schedule and a combination with a standard chemotherapy.  Analysis of data collected on these patients show that the treatment is well tolerated up to the highest dose level tested (3.1011 viral particules), with injection site reactions, fever, headache, and transient lymphopenia as the main side effects. Dose dependent levels of the interleukin-2 cytokine in the sera of the patients are clearly observed. Evaluation of the tumor response shows a significant rate of responses, with four patients stable for at least three months (3 to 9 months) and three cases of tumor regression (two partial and one complete). The stabilizations were observed at the two highest dose levels and the tumor shrinkages were seen in the ten patients at the highest dose.

Société anonyme au capital de 23 008 603 € – R.C. Strasbourg B 317 540 581

11, rue de Molsheim – 67082 Strasbourg Cedex (France) Tél : + 33 03 88 27 91 00  Fax : + 33 03 88 27 91 11

www.transgene.fr

Based on these positive data in terms of tolerance and dose-dependent product activity, the trial will be further expanded to obtain additional data.

Pre-clinical program: foundation for new therapeutic approaches

In parallel of the ongoing phase I/II trial, Transgene is pursuing an extensive pre-clinical program in murine models to identify the most promising development directions for the product, based on the synergistic interactions between cytokines such as Interleukin 2 and certain chemotherapy drugs that have been suggested from various pre-clinical studies performed over the last 20 years. Transgene’s pre-clinical research scientists are testing this concept of ‘chemo-immunotherapy’ with Ad-IL2, with the objective of decreasing the toxicity and improving the efficacy of the treatment, in comparison to the treatment with recombinant Interleukin 2.

Intratumoral injections of Ad-IL2 in combination with systemic cisplatin administrations resulted in a significant frequency (p=0.016) of tumor eradication (57%, n=56) in the murine colon carcinoma CT26 model, as compared to the group treated with cisplatin alone (15%, n=52) or to the group treated with Ad-IL2 alone (28%, n=64). The combination modality was also superior in its capacity to eradicate distant, un-treated tumors in mice bearing tumors in the contra-lateral, non-treated flanck, resulting in a significant increase of survival in the group (p<0.05) versus the groups receiving each treatment alone. The effectiveness of the Ad-IL2 and cisplatin regimen at producing distant tumor responses suggests the potential of this therapy in diseases where all tumors may not be accessible for specific injection.  Long-term survival was associated with a detectable specific, cellular immune response against tumor cells as assessed by an ELISPOT assay. This also demonstrates that the cellular immune response against the tumor cells is not impaired by the chemotherapy component of the treatment.

In addition, Dr. Gilda Hillman of the Department of Radiation Oncology at Wayne State  University (Detroit), in work performed under a collaboration with Transgene, showed in a murine renal adenocarcinoma model that tumor irradiation followed by intra-tumoral injections of Ad-IL2 enhanced the therapeutic efficacy of the product candidate. This experimental work was recently published by Dr. Hillman (GG Hilman et al., Cancer Gene Therapy (2004) 11, 61-72).

About Ad-IL2

Ad-IL2 uses Transgene’s improved adenoviral vector carrying the Interleukin-2 gene. The product candidate has been designed for intra-tumoral administrations in the treatment of various cancers, potentially in conjunction with conventional therapies such as chemotherapy, radiotherapy or immunotherapy.

About Transgene

Transgene, based in Strasbourg, France, is a biopharmaceutical company dedicated to the discovery and development of therapeutic vaccines, immunotherapy products, and delivery technologies for the treatment of diseases for which there is no cure or adequate treatment at present, with a focus on the treatment of cancer.  Transgene has five products in clinical development, two of which are in Phase II clinical trials, two in Phase I/II and one that has completed Phase I clinical trial. Transgene’s proprietary vector technology platform consists of adenovirus and poxvirus.

This press release contains forward-looking statements, including statements regarding the efficacy and safety of and potential market for Transgene’s product candidates and prospects.  Statements that are not historical facts are based on Transgene’s current expectations, beliefs, estimates, forecasts and assumptions, including Transgene’s expectations related to the reproducibility in humans of the preclinical results, progress in the clinical trials and Transgene’s belief as to the potential of Ad-IL2 as a treatment for cancer.  The statements contained in this release are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict.  Accordingly, actual outcomes and results may differ materially from what is expressed in those forward-looking statements. Important factors which may affect Transgene’s future operating results include the following: Transgene’s product candidates may not demonstrate therapeutic efficacy after initial promising results, Transgene may be unable to obtain regulatory approval for its product candidates, Transgene may be unable to conduct its clinical trials as quickly as it has predicted, Transgene’s clinical trials may not produce results sufficient to justify further product development, Transgene may not have sufficient resources to complete the research and commercialization of any of its product candidates, competitors may develop technologies or products superior to Transgene’s technologies or products, Transgene may not be able to successfully enforce the intellectual property rights in all jurisdictions relating to its product candidates and other important factors described in Transgene’s Annual Report on Form 20-F for the year ended December 31, 2002 filed with the U.S. Securities and Exchange Commission, including those factors described in the section entitled “Risk Factors.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Transgene, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14th, 2004	Transgene S.A.

	By:	/s/ PHILIPPE PONCET
Philippe PONCET
Chief Financial Officer